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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                       (Amendment No. __)*

                   Genovese Drug Stores, Inc.
                        (Name of Issuer)

         Class A Common Stock, par value $1.00 per share
                 (Title of Class of Securities)

                            372442202
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).






* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                             Page 2 of 6 Pages

CUSIP No. 372442202            13G

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Geraldine Genovese

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                             (a) [ ]
                                             (b) [ ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF           5    SOLE VOTING POWER

SHARES                   241,760

BENEFICIALLY        6    SHARED VOTING POWER

OWNED BY                 66,483

EACH                7    SOLE DISPOSITIVE POWER

REPORTING                241,760

PERSON WITH         8    SHARED DISPOSITIVE POWER

                         66,483

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     308,243 (see Annex A)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
     CERTAIN SHARES*
                                             [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.6%

12   TYPE OF REPORTING PERSON*

     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                             Page 3 of 6 Pages

Item 1(a).     Name of Issuer:

               Genovese Drug Stores, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               80 Marcus Drive
               Melville, NY  11747

Item 2(a).     Name of Person Filing:

               Geraldine Genovese

Item 2(b).     Address of Principal Business Office or, if None,
               Residence:

               80 Marcus Drive
               Melville, NY  11747

Item 2(c).     Citizenship:

               United States of America

Item 2(d).     Title of Class of Securities:

               Class A Common Stock, par value $1.00 per share

Item 2(e).     CUSIP Number:

               372442202

Item 3.        If this statement is filed pursuant to Rule 13d-
               1(b), or 13d-2(b), check whether the person filing is a:

               Not applicable

Item 4.        Ownership

               (a)  Amount Beneficially Owned

                    308,243 (see Annex A)

               (b)  Percent of Class

                    6.6%

               (c) Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote

                         241,760
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                                             Page 4 of 6 Pages

                    (ii) shared power to vote or to direct the
                         vote

                         66,483

                    (iii) sole power to dispose or to direct the
                          disposition of

                         241,760

                    (iv) shared power to dispose or to direct the
                         disposition of

                         66,483


Item 5.        Ownership of Five Percent or Less of a Class

               Not applicable

Item 6. Ownership of More than Five Percent on Behalf of another Person

               Not Applicable

Item 7.        Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported on By the Parent Holding Company

               Not applicable

Item 8. Identification and Classification of Members of the Group

               Not applicable

Item 9.        Notice of Dissolution of Group

               Not applicable

Item 10.       Certification

               Not applicable

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                                             Page 5 of 6 Pages

                            SIGNATURE

     After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February 17, 1994
                                             Date


                                    /S/ Geraldine Genovese
                                           Signature


                                       Geraldine Genovese
                                           Name/Title
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                                             Page 6 of 6 Pages

          ANNEX A TO SCHEDULE 13G OF GERALDINE GENOVESE

The aggregate number of shares shown as beneficially owned by the Reporting Person includes the effect of a 10% stock dividend paid in January 1994.

Of the aggregate number of shares shown as beneficially owned by the Reporting Person, 293,431 are beneficially owned in the form of the Issuer's Class B Common Stock, par value $1.00 per share, which class is not registered as a class of equity securities under the Securities Exchange Act of 1934 but which can be converted within 60 days into an equal number of shares of the Issuer's Class A Common Stock.